SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15b-16
                    of the Securities Exchange Act of 1934


                              June 24, 2004

                        Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes / /               No /X/

                     CRISTALERIAS DE CHILE (THE "COMPANY")
                              REPORT ON FORM 6-K


TABLE OF CONTENTS

1. A free English translation of a press release dated June 23, 2004.

CRISTALCHILE

[GRAPHIC OMITTED]

NYSE: CGW
Santiago: CRISTALES
www.cristatchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH:  (562) 787-8855
FAX: (562) 787-8800
EMAIL:  ir@christalchile.cl

                                                         FOR IMMEDIATE RELEASE

                        CRISTALERIAS DE CHILE ANNOUNCES
             US$210 MM INVESTMENT IN NEW GLASS PLANT TO DUPLICATE
                         GLASS PACKAGING PRODUCTICON

Santiago, Chile (June 23, 2004) -- Cristalerias de Chile S.A., a Chilean conglomerate and the largest producer of glass containers in Chile, today announced the following:

Over the next decade, Cristalerias de Chile will invest US$210 MM in line with a development plan that will allow the Company to duplicate its glass packaging production capacity --going from 300,000 to 600,000 annual tons- and adequately satisfy its customers' growing demand.

The initiative was approved unanimously by the Company's Board, and contemplates its materialization in successive stages according to market demand.

The first stage considers construction of a new glass plant, equipped with four production lines and a furnace with capacity of 360 tpd, which will increase current production capacity by 35%. This stage implies an approximate US$110 MM investment, that will be financed with a combination of internal resources and credits. Start-up of operations is scheduled for year 2006.

Following expansion stages imply adding seven production lines and two additional furnaces with production capacities over 400 tpd.

It is worth mentioning that in line with Cristalerias cle Chile's avant-garde technological policy; plant, production lines and furnaces will have the highest sophistication systems regarding production and quality control, that will allow an important productvity increase as well as efficiently satisfy customers' growing requirements.

The development plan is comprised by the Company's will to anticipate customers' growth and which has resulted in permanent expansion of its productive processes. In the 1992-2003 period the Company materialized an ambitious investment plan that implied investments of US$150 MM, that resulted in increasing capacity from 75,000 to 300,000 annual tons and at the same time having the most modern plant in Latin America.

In addition to Cristalerias' operations in Chile, the Company invested in 1999 together with French multinational Saint Gobain Embalage in Rayen Cura. Located in Mendoza, Rayen Cura is one of the main companies of the Argentine glass packaging industry and in the 1999-2003 period increased its capacity from 40,000 to 145,000 annual tons.

                                  Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Santiago, Chile.

Glassworks of Chile
(Registrant)

                                 By:  /s/ Benito Bustamante C.
                                      ------------------------
                                      Benito Bustamante C.
                                      Controller

Date:  June 24, 2004